# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCHMID Group N.V., CIK 0001987240
CUSIP: N68722102
Title of class of securities: Class A Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0002110120
Persons authorized to receive notices and communications: XJ Harbour HK Limited, Room 76, 5/F United Centre, 95 Queensway, Admiralty, Hong Kong (K3), 000000, 852 5948 0780

## Reporting persons
- XJ Harbour HK Ltd (CIK 0002110120): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,420,271; shared voting power 0; sole dispositive power 11,420,271; shared dispositive power 0; aggregate amount beneficially owned 11,420,271 (22.6% of the class)
  Comment: 1 Represents 11,420,271 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Global Industrial Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,420,271; shared voting power 0; sole dispositive power 11,420,271; shared dispositive power 0; aggregate amount beneficially owned 11,420,271 (22.6% of the class)
  Comment: 1 Represents 11,420,271 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Global Industrial Fund GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,420,271; shared voting power 0; sole dispositive power 11,420,271; shared dispositive power 0; aggregate amount beneficially owned 11,420,271 (22.6% of the class)
  Comment: 1 Represents 11,420,271 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Investment Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,420,271; shared voting power 0; sole dispositive power 11,420,271; shared dispositive power 0; aggregate amount beneficially owned 11,420,271 (22.6% of the class)
  Comment: 1 Represents 11,420,271 Class A Ordinary Shares of the Issuer. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value (euro)0.01 per share
Name of issuer: SCHMID Group N.V.
Address of issuer's principal executive offices: Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250
Comment: This amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the original Schedule 13D (the "Original Schedule 13D") filed with the SEC on February 11, 2026, by XJ Harbour HK Limited, Xinjin Global Industrial Fund LP, Xinjin Global Industrial Fund GP Limited, and Xinjin Investment Holding Limited (each a "Reporting Person") relating to the Class A Ordinary Shares of the Issuer. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by this Amendment, the Original Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have beneficial ownership of 11,420,271 Class A Ordinary Shares. The percentage of beneficial ownership is approximately 22.6% of the outstanding Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have the sole power to vote, dispose or direct the disposition of 11,420,271 Class A Ordinary Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

Except as described in Item 3 and the disposal of an aggregate number of 1,530,928 Class A Ordinary Shares in open market through a broker between February 13, 2026 and April 22, 2026 as listed below, the Reporting Persons have not engaged in any transaction with respect to the Class A Ordinary Shares during the sixty days prior to the date of filing this Amendment.

February 13, 2026 - Open market sale of 150,849 Class A Ordinary Shares at a price of $7.9198 per Class A Ordinary Share.
February 17, 2026 - Open market sale of 34,359 Class A Ordinary Shares at a price of $8.0718 per Class A Ordinary Share.
February 20, 2026 - Open market sale of 2,504 Class A Ordinary Shares at a price of $8.0172 per Class A Ordinary Share.
February 26, 2026 - Open market sale of 49,073 Class A Ordinary Shares at a price of $6.7722 per Class A Ordinary Share.
February 27, 2026 - Open market sale of 29,456 Class A Ordinary Shares at a price of $6.5380 per Class A Ordinary Share.
March 2, 2026 - Open market sale of 50,000 Class A Ordinary Shares at a price of $6.7252 per Class A Ordinary Share.
March 3, 2026 - Open market sale of 19,530 Class A Ordinary Shares at a price of $6.5501 per Class A Ordinary Share.
March 4, 2026 - Open market sale of 74,889 Class A Ordinary Shares at a price of $7.9370 per Class A Ordinary Share.
March 17, 2026 - Open market sale of 19,351 Class A Ordinary Shares at a price of $7.0402 per Class A Ordinary Share.
March 18, 2026 - Open market sale of 30,973 Class A Ordinary Shares at a price of $7.0106 per Class A Ordinary Share.
March 25, 2026 - Open market sale of 40,000 Class A Ordinary Shares at a price of $7.1351 per Class A Ordinary Share.
April 20, 2026 - Open market sale of 97,694 Class A Ordinary Shares at a price of $6.6524 per Class A Ordinary Share.
April 21, 2026 - Open market sale of 150,938 Class A Ordinary Shares at a price of $6.5622 per Class A Ordinary Share.
April 22, 2026 - Open market sale of 781,312 Class A Ordinary Shares at a price of $6.5021 per Class A Ordinary Share.

## Signatures
- XJ Harbour HK Ltd: /s/ XJ Harbour HK Limited, Mak Tsz Ming / Director (04/22/2026)
- Xinjin Global Industrial Fund LP: /s/ Xinjin Global Industrial Fund LP, Mak Tsz Ming / Authorized Signatory (04/22/2026)
- Xinjin Global Industrial Fund GP Limited: /s/ Xinjin Global Industrial Fund GP Limited, Mak Tsz Ming / Director (04/22/2026)
- Xinjin Investment Holding Limited: /s/ Xinjin Investment Holding Limited, HU Bin / Director (04/22/2026)
Comment: Not applicable.